Exhibit No. 5

June 10, 2008

Board of Directors Esmark Incorporated 1135 Market Street Wheeling, WV 26003 Attn: Mr. James Bouchard, Chairman and Chief Executive Officer

Gentlemen:

We would first like to thank Esmark and its Board for their continuing support of Essar’s proposal to acquire Esmark.  In light of the recent events surrounding OAO Severstal, it is our continued belief that our proposed acquisition of Esmark is in the best interest of Esmark’s shareholders.

We are hereby providing notice of our intention to increase our offer to purchase all of the outstanding shares of Esmark.  Upon execution of the Merger Agreement, we will increase our offer to $19.00 per share and, in consideration for our increase in the offer price, we would expect an increase in the Termination Fee to $24 million.  Upon expiration of the Right to Bid Period as provided in Article Eleven, Section D of the CBA on June 23, 2008, we anticipate negotiating suitable alterations to the Merger Agreement to reflect our increased purchase price.

Given our willingness to increase our offer, we hope the Board will take all reasonable actions to create a level playing field among the bidders and to allow shareholders the opportunity to receive the maximum value for their shares.

We believe that throughout this sale process, Essar has acted in an up-front manner with all constituents and will continue to do so.  We are hopeful the Board will continue to conduct a fair process for all participants designed to maximize shareholder value.  We look forward to the opportunity to consummate a transaction mutually beneficial to all parties.

Sincerely, Madhu Vuppuluri President Essar Americas